FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                      of the Securities Exchange Act of
                                     1934


                                August 28, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                     Form 20-F    X                 Form 40-F
                                -----                          -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                     Yes                            No    X
                          -----                         -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                     Yes                            No    X
                          -----                         -----

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                     Yes                            No    X
                          -----                         -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                                Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                        Smith & Nephew plc
                                                        (Registrant)


Date: August 28, 2003                              By:  /s/ Paul Chambers
                                                        -----------------------
                                                        Paul Chambers
                                                        Company Secretary

Smith & Nephew plc      T 44 (0) 207 401 7476             [Graphic Omitted]
15 Adam Street          F 44 (0) 207 960 2350             We are smith & nephew
London WC2N 6LA         www.smith-nephew.com
England

28 August 2003

      Expiration of Tender Offers for Centerpulse and InCentive Capital

Following the 27 August deadline set by the Swiss Takeover Board, Smith & Nephew announces today that the tender offer period relating to the proposed acquisitions of Centerpulse AG and InCentive Capital AG has expired. Smith & Nephew Group plc, with 0.24% of the shares of Centerpulse and 0.06% of InCentive Capital shares tendered, has not received the minimum level of valid acceptances for its offers and therefore declares that its public tender offers for Centerpulse and InCentive Capital have lapsed. Additionally the Scheme of Arrangement to establish a new group holding company for Smith & Nephew will not be implemented and therefore new shares of Smith & Nephew Group plc will not be issued.

Enquiries

Angie Craig                                          Tel: +44 (0) 20 7401 7646
Smith & Nephew

David Yates                                          Tel: +44 (0) 20 7831 3113
Financial Dynamics

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com


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